Jeffrey P. Totusek

Vice President & Controller

April 24, 2014

Via EDGAR Correspondence

Lyn Shenk, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 7, 2014
File No. 001-06075

Dear Mr. Shenk:

This letter is in response to the comment letter, dated April 11, 2014, addressed to Robert M. Knight, Jr., Executive Vice President – Finance and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s Form 10-K referenced above.

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

* * * * *

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 23

Operating Expenses, page 29

Depreciation, page 30

1.

We note your disclosure that recent depreciation studies allowed you to use longer estimated service lives for certain equipment, which partially offset the impact of a higher depreciable asset base resulting from larger capital spending in recent years. Please tell us the equipment for which estimated service lives was changed, the original service lives and the revised services lives, and quantify for us and in future filings the impact of such changes on depreciation recognized.

UNION PACIFIC CORPORATION    1400 Douglas St., Stop 1770    Omaha, NE 68179-1770    ph. (402) 544-6262

RESPONSE:

We note your comment and provide the following table, which summarizes the key changes in estimated service lives of our assets during 2013. We will continue to disclose the primary drivers of changes in depreciation expense and will quantify material impacts of changes in estimated service lives on depreciation expense in future filings.

	2012	2013	Change in Depreciation
Asset Class	Useful Life	Useful Life	Expense (in millions) (a)
Locomotives	19	20	($58)
Freight Cars	23	25	($30)
Other Roadway	49	48	$30
Total Increase/(Decrease) due to Service Life Changes			($58)

(a)

A change in service life may also impact whether the recorded amount of accumulated depreciation is deficient (or in excess) of the amount indicated by our depreciation studies. As described in footnote 11 of our 2013 Form 10-K, any deficiency (or excess) is amortized as a component of depreciation expense over the remaining service lives of the applicable classes of assets. These changes are included in the change in depreciation expense above.

In addition, please note that changes in estimated service lives did not have a material impact on depreciation expense in the first quarter of 2014 compared to the first quarter of 2013.

Note 14 Debt, page 75

Debt Exchange, page 77

2.

We note that you accounted for the exchange of $1,170 million of various outstanding notes and debentures due between 2016 and 2040 for $439 million of 3.646% notes due February 15, 2024 and $700 million of 4.821% notes due February 1, 2044 as a debt exchange as you believe the exchanged debt instruments are not considered to be substantially different. From the table on page 77, it appears that the term of the various exchanged notes and debentures are different than the terms of the new 3.646% notes due February 15, 2024 and $700 million 4.821% notes due February 1, 2044. Please provide to us your analysis of the exchange under ASC 470-50-40-10 and 11 to support your conclusion that the exchanged debt instruments are not substantially different.

RESPONSE:

We note your comment and provide the following analysis to support the conclusion that the exchanged debt instruments are not substantially different as defined under ASC 470-50-40-10. As calculated in the following analysis, the present value of the cash flows under the terms of each new debt instrument are less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument (using the effective interest rate, for accounting purposes, of the original debt instrument).

EXCHANGE ACCOUNTING 2024 Offers

PV Date		08/21/13		08/21/13	08/21/13	08/21/13	08/21/13	08/21/13
Coupon		7.000%		5.650%	5.750%	5.700%	7.875%	6.125%
Maturity		02/01/16		05/01/17	11/15/17	08/15/18	01/15/19	02/15/20

PV of Current Security (i.e., PV of Existing Security Cash Flows)
Issue Date:		01/26/96		04/18/07	10/30/07	02/05/08	10/07/08	02/20/09
Issue Price:		99.55		99.67	99.93	99.66	99.82	99.61
Book Yield:		7.04%		5.69%	5.76%	5.74%	7.90%	6.17%
PV of Current Security		99.90		99.85	99.96	99.81	99.89	99.74

Exchange Offer
Exchange Price		114.99		114.94	116.57	117.58	128.58	120.60
Cash Payment		44.99		22.44	24.07	25.08	36.08	28.10
Debt Payment		70.00		92.50	92.50	92.50	92.50	92.50
Exchange Ratio for Debt Pymt. (% of Par)		0.700		0.925	0.925	0.925	0.925	0.925

PV of New Security (i.e., PV of New Security Cash Flows * Exchange Ratio + Cash Payment)
Maturity		02/15/24		02/15/24	02/15/24	02/15/24	02/15/24	02/15/24
New Issue Yield / Coupon		3.65%		3.65%	3.65%	3.65%	3.65%	3.65%
Price		100.00		100.00	100.00	100.00	100.00	100.00
PV of New Security		97.57		100.15	101.35	102.46	100.88	102.74

Accounting Test (Max PV Change +/- 10%)
Change in PV		(2.3%	)	0.3%	1.4%	2.6%	1.0%	3.0%

Supplemental Data ($ in millions)	Totals
Exchange Size	$477	$8		$38	$70	$103	$20	$238
Cash	$129	$4		$9	$17	$26	$7	$66
New Issue	$439	$6		$35	$64	$95	$19	$220

EXCHANGE ACCOUNTING 2044 Offers

PV Date		08/21/13	08/21/13	08/21/13	08/21/13	08/21/13	08/21/13
Coupon		7.125%	6.625%	5.375%	6.250%	6.150%	5.780%
Maturity		02/01/28	02/01/29	06/01/33	05/01/34	05/01/37	07/15/40

PV of Current Security (i.e., PV of Existing Security Cash Flows)
Issue Date:		02/03/98	02/01/99	06/05/03	05/04/04	04/18/07	07/14/10
Issue Price:		98.84	98.90	99.13	98.44	99.56	100.00
Book Yield:		7.22%	6.71%	5.43%	6.37%	6.18%	8.12%
PV of Current Security		99.15	99.18	99.28	98.65	99.59	74.59

Exchange Offer
Exchange Price		132.45	127.07	112.48	123.85	122.70	117.74
Cash Payment		32.45	27.07	12.48	23.85	22.70	15.24
Debt Payment		100.00	100.00	100.00	100.00	100.00	102.50
Exchange Ratio for Debt Pymt. (% of Par)		1.000	1.000	1.000	1.000	1.000	1.025

PV of New Security (i.e., PV of New Security Cash Flows * Exchange Ratio + Cash Payment)
Maturity		02/01/44	02/01/44	02/01/44	02/01/44	02/01/44	02/01/44
New Issue Yield / Coupon		4.82%	4.82%	4.82%	4.82%	4.82%	4.82%
Price		100.00	100.00	100.00	100.00	100.00	100.00
PV of New Security		103.05	102.68	103.41	103.16	104.13	79.80

Accounting Test (Max PV Change +/- 10%)
Change in PV		3.9%	3.5%	4.2%	4.6%	4.6%	7.0%

Supplemental Data ($ in millions)	Totals
Exchange Size	$693	$73	$177	$0	$19	$138	$286
Cash	$151	$24	$47	$0	$5	$31	$44
New Issue	$700	$73	$177	$0	$19	$138	$293

* * * * *

As requested in your comment letter, dated April 11, 2014, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262 or Jim Theisen, Associate General Counsel, at (402) 544-6765 if you should have any questions or further comments.

Sincerely,

/s/ Jeffrey P. Totusek

Jeffrey P. Totusek

Vice President and Controller

Union Pacific Corporation

cc:	John J. Koraleski
Chairman, President and Chief Executive Officer
Union Pacific Corporation

Robert M. Knight, Jr.
Executive Vice President – Finance and Chief Financial Officer
Union Pacific Corporation

Union Pacific Corporation Audit Committee